

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Via US Mail:
Mr. Anastasios Kyriakides
Chief Executive Officer
NET TALK.COM, INC.
1100 NW 163rd Drive
No. Miami Beach, Florida 33169

> **Re:** **NET TALK.COM, INC.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed December 22, 2011**
> **File No. 0-53668**

Dear Mr. Kyriakides:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operation

Revenue recognition, page 17

1. Tell us in detail how you account for the revenues of your DUO product and telecom services. Tell us how you applied the guidance in ASC 605-25 in evaluating whether the DUO device has standalone value to your customers. Also include in your response how you determine the allocation of your revenues between the product and telecom services. Tell us if you allow returns of your products and if so, describe how you account for returns and how this affects the timing of revenue recognition. Refer to the relevant accounting literature in your response.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director